Exhibit 99.1
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges (Unaudited)

Twelve Months Ended
($ in thousands)	June 30, 2008

FIXED CHARGES:
Interest Expense	$46,462
Amortization of Debt Premium, Discount and Expense	448
Interest Component of Rentals	1,600

Total Fixed Charges	$48,510

EARNINGS:
Net Income before Dividends on Preferred Stock	$115,519
Add:
Income Taxes	73,236
Total Fixed Charges	48,510

Total Earnings	$237,265

Ratio of Earnings to Fixed Charges	4.9